SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                10 February, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Broadband speeds increased announcement made on
                 10 February 2005



February 10, 2005

          BT MAKES BROADBAND UP TO FOUR TIMES FASTER AT NO EXTRA COST

BT today announced a transformation of its Retail broadband services. Customers will be able to work faster and download information quicker than ever before and at no extra cost.

The move will mean BT's 1.4 million retail broadband customers will transfer to a new super-fast standard. Most consumer and business customers will have their speed increased up to 2 Mb - as much as four times faster than current speeds. Those with BT Broadband Basic will have their speed increased from 512k up to 1 Mb.

Ian Livingston, CEO for BT Retail said: "BT is about giving value for money. Today we are offering customers up to four times the broadband speed without charging a penny more. It will allow customers to get even more from their broadband services for entertainment, education or communication."

These higher speeds will pave the way for new services such as video-over-broadband and also allow customers to get more from multiple connections. This will be ideal for families, for example, allowing them to simultaneously connect a PC, laptop, games console, or other internet-enabled device.

Livingston added: "The internet is no longer simply about surfing the web or checking email. More and more people are enjoying online gaming, on-demand music and video over the net. BT is bringing applications of the future - such as video telephony - within reach of all our customers today.

"Today's announcement will also help businesses maximise the massive opportunities offered by on-line trading and teleworking. We fully appreciate the critical nature of broadband for business, so in addition to 2Mb as standard, we are introducing a service level guarantee on our premium business product.

"BT believes that UK consumers and businesses deserve to get the full benefit today of tomorrow's broadband applications and services. It's time to get the most from the internet."

New speeds will become effective for new consumer customers from February 17 and for new business customers from April 1. Migration of existing customers will start from the same dates.

New consumer customers can order these services from February 17 from BT.com or by calling 0800 328 9041

New business customers can order these services from April 1 from BT.com or by calling 0800 400 400

Ends

Notes to Editors:

Broadband from BT is subject to availability and survey. If your line won't support 1MB/2MB, we'll offer the best speed available for your line. BT line or similar non-cable line required. Usage allowances apply. Terms and conditions apply.

New Consumer Portfolio

Product               Price      Speed   Usage        Available for new customers
                                       Allowance       from:

BTBroadband Basic     GBP17.99   1Mb     1GB           24/03/05

BTBroadband           GBP24.99   2Mb     15GB*         17/02/05

BT Yahoo! Broadband   GBP26.99   2Mb     15GB*         17/02/05

BT Yahoo! Broadband   GBP29.99   2Mb     30GB*         24/03/05

* usage allowance will take effect one month after installation for new customers and one month after existing customers are migrated


New Business Portfolio

Product                         Price      Speed     Usage     Available for new
                                                   Allowance    customers from:

BT Business Broadband Single    GBP29.99   2Mb     unlimited      01/04/05

BT Business Broadband Share     GBP45.00   2Mb     unlimited      01/04/05

BT Business Broadband Network   GBP65.00   2Mb     unlimited      01/04/05

BT Business Broadband Network*  GBP100.00  2Mb     unlimited      From 01/04/05

* Comes with an 8 hour service level guarantee

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   -BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
   -BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.
   -BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 10 February, 2005